UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58697/ October 1, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13176

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In the Matter of	:	
	:	
ARGYLE VENTURES, INC.,	:	ORDER MAKING FINDINGS AND
CALIFORNIA INVESTMENT CO.,	:	REVOKING REGISTRATIONS BY
GOLDCREST CORP.,	:	DEFAULT
MOLECULAR ROBOTICS, INC.,	:	
PONDEROSA PARTNERS, INC., and	:	
TAKING LIFE BY STORM, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 9, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 11, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

Accordingly, all six Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Commission Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Argyle Ventures, Inc. (CIK No. 840677), is a revoked Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 29, 1999, which reported a net loss of $2,832 since inception in 1985.

California Investment Co. (CIK No. 1100403) is a permanently revoked Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 10, 1999.

Goldcrest Corp. (CIK No. 856287) is a void Delaware corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported a net loss of $1,500 for the prior three months.

Molecular Robotics, Inc. (CIK No. 1049135), is a forfeited Delaware corporation located in Encino, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $26 million for the prior nine months.

Ponderosa Partners, Inc. (CIK No. 1103631), is a defaulted Nevada corporation located in Marina Del Rey, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on February 11, 2000, which reported a net loss of $9,633 since inception in 1997.

Taking Life By Storm, Inc. (CIK No. 1099284), is a permanently revoked Nevada corporation located in Newport Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 19, 1999.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Argyle Ventures, Inc., California Investment Co., Goldcrest Corp., Molecular Robotics, Inc., Ponderosa Partners, Inc., and Taking Life By Storm, Inc., are REVOKED.

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Robert G. Mahony
Administrative Law Judge